February 12, 2021

VIA EDGAR

Julia Griffith
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated
Registration Statement on Form S-4
File No. 333-252517
Request for Effectiveness

Dear Ms. Griffith:

Reference is made to the Registration Statement on Form S-4 (File No. 333-252517) filed by Huntington Bancshares Incorporated (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 28, 2021, as amended on February 12, 2021 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 12:00 p.m., Eastern Time, on February 17, 2021, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Jacob A. Kling at (212) 403-1003 or JAKling@wlrk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Kling when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Stephen D. Steinour
Name:	Stephen D. Steinour
Title:	Chairman, President and Chief Executive Officer

cc:	Jacob A. Kling, Wachtell, Lipton, Rosen & Katz